12010363

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 36439

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/11 (MM/DD/YY) AND ENDING 12/31/11 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Trustmont Financial Group, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

200 Brush Run Rd., Suite A
(No. and Street)

Greensburg (City) PA (State) 15601 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Peter D. Dochinez 724-468-5665
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Burkhouse, Ralph, Wayne
(Name – *if individual, state last, first, middle name*)

461 Weir Cole Rd., (Address) Prosperity, (City) PA (State) 15329 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

19 3/4/12
3/14

OATH OR AFFIRMATION

I, Peter D. Dochinez, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Trustmont Financial Group, Inc., as of December 31, 2011, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

N/A

COMMONWEALTH OF PENNSYLVANIA
Notarial Seal
Karen S. Ellenberger, Notary Public
Salem Twp., Westmoreland County
My Commission Expires Nov. 30, 2014
Member, Pennsylvania Association of Notaries

Karen S. Ellenberger
Notary Public

Signature

President
Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

TRUSTMONT FINANCIAL GROUP, INC.

Financial Statements and
Supplementary Schedules

December 31, 2011

Ralph W. Burkhouse

Certified Public Accountant

Ralph W. Burkhouse
Certified Public Accountant
P.O. Box 1018
Washington, PA 15301

(724) 225-2599 Fax (724) 225-1599

Independent Auditor's Report

Board of Directors
Trustmont Financial Group, Inc.
Greensburg, Pennsylvania:

I have audited the accompanying statement of financial condition of Trustmont Financial Group, Inc., as of December 31, 2011, and the related statements of income, changes in stockholders' equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Trustmont Financial Group, Inc. as of December 31, 2011, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

My audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplementary schedules is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Ralph W. Burkhouse

Washington, Pennsylvania
February 24, 2012

TRUSTMONT FINANCIAL GROUP, INC.
Statement of Financial Condition
December 31, 2011

Assets

Assets:	
Cash	$ 26,840
Deposit with clearing organizations	10,276
Commissions receivable	328,321
Stockholder receivable	25,810
Other receivables	2,751
Investments	100,163
Prepaid insurance	24,633
Net fixed assets	26,069
Total Assets	$544,863

Liabilities and Stockholders' Equity

Liabilities:	
Commissions payable	$295,489
Accounts payable	44,593
Payroll taxes payable	2,965
Accrued income taxes	7,085
Other accrued expenses	7,815
Loan payable stockholder	26,735
Total Liabilities	$384,682
Stockholders' Equity:	
Common stock, $.10 par value, 100,000 shares authorized and issued, of which 3,000 are held	10,000
Treasury stock, at cost	(25,119)
Additional paid-in capital	41,800
Retained earnings	133,500
Total Stockholders' Equity	160,181
Total Liabilities and Stockholders' Equity	$544,863

The accompanying notes are an integral part of these financial statements.

TRUSTMONT FINANCIAL GROUP, INC.
Statement of Income
For the Year Ended December 31, 2011

Revenues:	
Commissions and fees	$8,661,465
Fees charged to representative	541,335
Expense reimbursements	26,604
Investment income (loss), net	(1,292)
Other income	82,225
Total Revenues	9,310,337
Expenses:	
Salaries and related benefits	582,852
Commissions	7,639,401
Professional fees	45,119
Regulatory fees	137,559
Telephone and utilities	16,417
Office supplies and expense	60,790
Postage	11,341
Software expense	23,970
Office rent	35,743
Management fee	257,009
Insurance	303,221
Advertising and promotion	6,810
Compliance meeting	68,513
Interest expense	1,176
Automobile, travel, meals and entertainment	45,380
Depreciation	11,060
Penalty	30,000
Miscellaneous	14,628
Total Expenses	9,290,989
Net Income Before Provision for Income Taxes	19,348
Provision for income taxes	12,347
Net Income	$ 7,001

The accompanying notes are an integral part of these financial statements.

TRUSTMONT FINANCIAL GROUP, INC.
Statement of Changes in Stockholders' Equity
For the Year Ended December 31, 2011

	Common Stock	Treasury Stock	Paid-In Capital	Retained Earnings	Total
Beginning balance	$10,000	$(25,119)	$41,800	$126,499	$153,180
Net income	-	-	-	7,001	7,001
Ending Balance	$10,000	$(25,119)	$41,800	$133,500	$160,181

The accompanying notes are an integral part of these financial statements.

TRUSTMONT FINANCIAL GROUP, INC.
Statement of Cash Flows
December 31, 2011

Cash flows from operating activities:	
Net income	$ 7,001
Adjustments to reconcile net income to net cash provided from operating activities:	
Depreciation	11,060
Unrealized loss on investments	6,465
Increase in deposit with clearing organization	(2)
Decrease in commissions receivable	43,896
Increase in stockholder receivable	(25,810)
Decrease in other receivables	3,497
Increase in prepaid insurance	(575)
Decrease in commissions payable	(39,506)
Decrease in accounts payable	(80,407)
Increase in payroll taxes payable	1,546
Increase in accrued income taxes	5,268
Increase in other accrued expenses	7,815
Decrease in accrued pension contribution	(27,273)
Net cash used by operating activities	(87,025)
Cash flows from investing activities:	
Purchase of fixed asset	(37,129)
Purchase of investments	(36,838)
Sale of investments	35,424
Net cash used by investing activities	(38,543)
Cash flows from financing activities:	
Proceeds from loan	35,000
Principal payments on loan	(8,265)
Net cash from financing activities	26,735
Net decrease in cash	(98,833)
Cash, beginning of year	125,673
Cash, end of year	$ 26,840

Supplemental Information:	
Income taxes paid during the year	$ 4,562

The accompanying notes are an integral part of these financial statements.

1. Organization and Nature of Business
Trustmont Financial Group, Inc. (Company) is a broker-dealer registered with the Securities and Exchange Commission (SEC) and the Financial Industry Regulatory Authority, Inc. (FINRA). The Company does not clear its own transactions nor carry customer accounts. It is incorporated in the state of Pennsylvania.

2. Summary of Significant Accounting Policies
Commission income and the related commissions paid to sales representatives are recorded on the "trade date" basis. No allowance for doubtful accounts is considered necessary.

Deferred income taxes on the temporary differences between financial and tax reporting are not recorded in these financial statements due to the immaterial nature of these differences. Additional information on these amounts is disclosed in Note 5 on income taxes.

Use of estimates and assumptions are made by management in the preparation of the financial statements in conformity with generally accepted accounting principles that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

3. Investments
Investments are carried at fair market value. The total cost of all investments is $105,724. Management intends to hold onto these or similar investments to help maintain a surplus above the Company's required minimum net capital amount.

4. Fixed Assets
Fixed assets utilized by the Company are primarily owned by either the majority stockholder of the Company or a sister company, Trustmont Advisory Group, Inc. (TAG). The Company's relationship with TAG is explained in more detail in Note 8.

Fixed assets at December 31, 2011 consist of the following:

Automobile	$37,129
Office equipment	3,105
Less accumulated depreciation	(14,165)
Net fixed assets	$26,069

5. Income Taxes
The provision for income taxes on the statement of income consists of current year taxes for Federal and state of $7,093 and $5,254, respectively. A deferred tax benefit on a capital loss carry forward of $966 has not been recorded in these financial statements.

6. Employee Pension Plans

The Company maintains a simplified employee pension plan (SEP) and SIMPLE plan for eligible employees. Annual contributions up to 15% of the eligible employees' salaries can be made at the option of management in the SEP. The "Salaries and related benefits" account on the statement of income includes $9,116 in matching contributions by the Company in the SIMPLE plan. The Company did not make a SEP contribution for the year.

7. Related Party Transactions

TAG (see Note 4 above) is a registered investment advisory company that has the same ownership group and utilizes the same employees and office space as the Company. As the result of a FINRA audit during the year, FINRA mandated that a "management agreement", in effect since 2003 between the Company and TAG, be terminated as of September 30, 2011. The "management agreement" stipulated that the Company pay TAG a monthly fee of 15% of the previous month's gross profit. Because a mutually beneficial business arrangement exists between the two companies, the payments were revised up or down with the mutual consent of both parties. Payments under this agreement totaled $257,009 through September 30, 2011.

Through September 30, 2011 TAG paid the rent for the mutual office space under a lease with the lessor that totaled $44,600. That lease was assigned to the Company at October 1, 2011 (see note 9).

Errors and emissions insurance for both companies and their representatives is provided by Provest Indemnity Limited (PIL). PIL is an offshore captive insurance company, as defined in Internal Revenue Code Section 831b, in the British Virgin Islands. The majority stockholder of the Company is the sole stockholder in PIL. Payments to PIL during the year by the Company were $295,600.

The primary stockholder of the Company purchased private placements stocks from the Company at a cost of $25,810. That was the same cost the Company had paid for the stocks. The fair market value of those stocks was not readily determinable.

The primary stockholder of the Company loaned the Company $35,000 during the year for three years at 5% interest per year with a monthly payment amount of $1,048.98 for the purchase of an automobile (see note 8). The balance at December 31, 2011 was $26,735.

8. Long-Term Debt

The Company's obligation under long-term debt is as follows (see note 7 above):

Year	Amount
2012	$11,513
2013	12,101
2014	3,121
	$26,735

9. Commitments and Contingent Liabilities

The Company has an obligation under an operating lease for office space through February of 2012. The Company intends to renew the lease under similar terms as follows:

Year	Amount
2012	$55,200
2013	55,200
2014	55,200
2015	55,200
2016	$55,200

10. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of a minimum net capital and requires that the ratio of aggregate indebtedness to net capital shall not exceed 15 to 1, with a minimum net capital requirement of the greater of 6 2/3% of aggregate indebtedness or $5,000. At December 31, 2011, the Company had a net capital of $40,736 and the aggregate indebtedness to net capital ratio was 9.44 to 1.

TRUSTMONT FINANCIAL GROUP, INC.

Computation for Determination of Reserves Required Under
Rule 15c3-3 of the Securities and Exchange Commission

December 31, 2011

The Company is exempt from this requirement under Rule 15c3-3(k)(2)ii.

TRUSTMONT FINANCIAL GROUP, INC.

Computation of Aggregate Indebtedness and Net Capital
In Accordance With Rule 15c3-1 Under the
Securities Exchange Act of 1934

December 31, 2011

Reconciliation of Net Capital:

Net capital, per FOCUS Form X-17A-5	$40,736
Audited Net Capital	$40,736

Calculation of Net Capital:

Total stockholders' equity		$160,181
Nonallowable assets:		
Petty cash	200	
Stockholder receivable	25,810	
Net fixed assets	26,069	
Net trails commissions	27,005	
Other receivables	2,751	
Prepaid insurance	24,633	(106,468)
Other deduction		(813)
Securities haircuts		(12,164)
Audited Net Capital		$ 40,736

Aggregate Indebtedness:	
Total liabilities	$384,682
Computation of basic net capital requirement:	
Minimum net capital requirement, the greater of $5,000 or 6 2/3% of aggregate indebtedness:	$25,646
Net capital in excess of requirement	15,090
Audited Net Capital	$40,736
Ratio of aggregate indebtedness to net capital	9.44 to 1

Ralph W. Burkhouse
Certified Public Accountant
P.O. Box 1018
Washington, PA 15301

(724) 225-2599 Fax (724) 225-1599

Report on Internal Control

Board of Directors
Trustmont Financial Group, Inc.
Greensburg, Pennsylvania:

In planning and performing my audit of the financial statements of Trustmont Financial Group, Inc. (Company), for the year ended December 31, 2011, I considered its internal control, including control activities for safeguarding securities, in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), I have made a study of the practices and procedures followed by the Company, including tests compliance with such practices and procedures that I considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and the reserve required by rule 15c3-3(e). Because the Company does not carry securities account for customers or perform customers or perform custodial functions relating to customer securities, I did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examination, counts, verification, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in the internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

My consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is condition in which the design or operation of the specific internal control component does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited my occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, I noted no matters involving the internal control that I consider to be material weaknesses as defined above.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures were adequate at December 31, 2011 to meet the SEC objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC and other regulatory agencies that rely on rule 17(a)-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Washington, Pennsylvania
February 24, 2012

Ralph W. Burkhouse
Certified Public Accountant
P.O. Box 1018
Washington, PA 15301

(724) 225-2599 Fax (724) 225-1599

Board of Directors
Trustmont Financial Group, Inc.
Greensburg, PA

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, I have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2011, which were agreed to by Trustmont Financial Group, Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC, solely to assist you and the other specified parties in evaluating Trustmont Financial Groups, Inc.'s compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T). Trustmont Financial Group, Inc. is responsible for the Trustmont Financial Group, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, I make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures I performed and my findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7T with respective cash disbursements records in the cash disbursement journal entries noting no differences;

2. Compared the amounts reported on the audited X-17A-5 for the year ended December 31, 2011, as applicable, with the amounts reported in Form SIPC-7T for the year ended December 31, 2011 noting no differences;

3. Compared any adjustments reported in Form SIPC-7T with supporting schedules and working papers utilized by Trustmont Financial Group, Inc. noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related schedules and working papers supporting the adjustments utilized by Trustmont Financial Group, Inc. noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7T on which it was originally computed noting no differences.

This report is intended for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Ralph W. Burkhouse

February 24, 2012

TRUSTMONT FINANCIAL GROUP, INC.

Schedule of Assessment and Payments to the
Securities Investor Protection Corporation (SIPC)

For the Year Ended December 31, 2011

Payment – July 31, 2011	$ 428
Payment – February 23,2012	848
Total Payments	1,276
Total Assessment	848
Overpayment/Credit	$ 428

SIPC collection agent to whom mailed:

Securities Investor Protection
P.O. Box 92185
Washington, DC 20005